FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the months of August - October, 2004

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F X                 Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are hereby attached hereto and incorporated by reference herein:

1. Press Release: Casey's Marks 650th Store Point of Sale Solution Installation from Retalix and NCR. Dated: August 31, 2004.

2. Press Release: Retalix Announces Hiring of Vice President of Latin America.
Dated: September 13, 2004.

3. Press Release: Retalix Ltd. Announces Conference Call to Discuss Third Quarter 2004 Results and Reaffirms Previous Guidance. Dated: October 4, 2004.

4. Press Release: Retalix Ltd. to Introduce POS Interface with GTECH Lottery Systems at the NACS Show 2004. Dated: October 18, 2004.

5. Press Release: Casey's Convenience Store Chain Selects Retalix Mobile Store Applications for all 1,350 Stores. Dated: October 25, 2004.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Retalix Limited
                                         (Registrant)

Date: November 1, 2004.                  /s/ Guy Geri
                                         ------------------------------

                                         By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number     Description of Exhibit

10.1 Press Release: Casey's Marks 650th Store Point of Sale Solution Installation from Retalix and NCR. Dated:
                   August 31, 2004.

10.2 Press Release: Retalix Announces Hiring of Vice President of Latin America. Dated: September 13, 2004.

10.3 Press Release: Retalix Ltd. Announces Conference Call to Discuss Third Quarter 2004 Results and Reaffirms Previous Guidance. Dated: October 4, 2004.

10.4 Press Release: Retalix Ltd. to Introduce POS Interface with GTECH Lottery Systems at the NACS Show 2004. Dated:
                   October 18, 2004

10.5 Press Release: Casey's Convenience Store Chain Selects Retalix Mobile Store Applications for all 1,350 Stores.
                   Dated: October 25, 2004.

                                  EXHIBIT 10.1

Contact Information:

Retalix Ltd.                 CCG Investor Relations     NCR Corporation
Barry Shaked, CEO            Sherman Oaks, CA 91403     Joy Griffin
Retalix Ltd.                 (818) 789-0100             770-623-7089
Jeff Yelton, CEO             Crocker Coulson, Partner   Joy.griffin@ncr.com
Retalix USA                  crocker.coulson@ccgir.com
469-241-8400
infousa@retalix.com

FOR IMMEDIATE RELEASE

                Casey's Marks 650th Store Point of Sale Solution
                        Installation from Retalix and NCR

 With NCR and Retalix technology, Casey's continues to improve customer service while reducing operating expenses

Dallas, TX and Atlanta, GA, August 31, 2004 -- Retalix Ltd. (Nasdaq: RTLX) and NCR Corporation announced today that Casey's General Stores, one of the nation's largest convenience store chains, has reached a key milestone, rolling out the Retalix StorePoint suite of applications and NCR RealPOSTM and NCR RealScanTM POS technology to its 650th store.

The Retalix StorePoint suite includes integrated solutions of Point of Sale, Front Office, Back Office, Fuel, and chain-level PriceBook management. Casey's General Stores has vigorously rolled out StorePoint, allowing for heightened visibility and management of store operations, while improving customer shopping experiences.

Casey's solution includes NCR RealPOS 70 POS terminals and NCR RealScan 92 bar-code scanners. The NCR RealPOS 70 is built around Intel's Embedded ATX industry design specification for a stable POS platform and extended lifecycle to offer a new level of investment value. North Country Business Products, an NCR RealPartner, is providing Casey's with staging, installation and maintenance services for the solution.

"Together, Retalix StorePoint software and NCR RealPOS and RealScan hardware have proven to increase operational efficiencies and enhance customer convenience," said Brad Heyer, Casey's Vice President - Information Systems. "Casey's selected Retalix and NCR for these reasons and we anticipate great success for the remaining store installations."

"Casey's General Stores is focused on continually improving its retail operations and their customer shopping experience," said Jeff Yelton, CEO of Retalix USA. "We are proud that StorePoint solution has provided Casey's with the necessary functionality, architecture and flexibility to achieve these goals. We are positive Casey's will continue to derive great benefits from our solutions for its future growth."

"Casey's needed a solution that was retail hardened for the convienence store environment and was easy to learn, easy to deploy and easy to service," said NCR Vice President for Food Industry Solutions Nelson Gomez. "The NCR RealPOS 70 and RealScan 92 offer just that."

About Casey's General Stores
Founded in 1968, Casey's General Stores are self distributing and have store locations in Iowa, Illinois, Missouri, Kansas, Nebraska, South Dakota, Minnesota, Wisconsin and Indiana. Casey's General Stores are headquartered in Ankeny, Iowa and employ over 13,000 people.

About North Country Business Products, Inc.
North Country Business Products, a 100% employee owned company, prides itself in being a "total POS solution provider" for the convenience store, grocery and hospitality industries. NCBP offers innovative and automated high quality POS solutions by partnering with industry leaders to sell, install and service superior products. The Company is dedicated to providing exceptional customer service. This commitment has allowed them to support a diversified customer base; from a one terminal stand alone register to networking a fully integrated POS system for hundreds of locations in multiple states. NCBP has 11 locations in 6 states throughout the Midwest with headquarters in Bemidji, MN. To learn more about North Country Business Products visit their website at www.ncbpinc.com.

About NCR Corporation
NCR Corporation (NYSE: NCR) is a leading global technology company helping businesses build stronger relationships with their customers. NCR's ATMs, retail systems, Teradata(R) data warehouses and IT services provide Relationship Technology(TM) solutions that maximize the value of customer interactions and help organizations create a stronger competitive position. Based in Dayton, Ohio, NCR (www.ncr.com) employs approximately 29,000 people worldwide.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com

                                      # # #
Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #
NCR, NCR RealPOS, NCR RealPrice, NCR RealScan, NCR EasyPoint, NCR FastLane and Teradata are trademarks or registered trademarks of NCR Corporation in the United States and other countries.

                                  EXHIBIT 10.2

Contact Information:
CCG Investor Relations                 Retalix Ltd.
15300 Ventura Boulevard, Suite 303     Barry Shaked, CEO, Retalix Ltd.
Sherman Oaks, CA  91403                Jeff Yelton, CEO, Retalix USA
(818) 789-0100                         (469) 241-8400
Crocker Coulson, Partner               infousa@retalix.com
crocker.coulson@ccgir.com



FOR IMMEDIATE RELEASE

           Retalix Announces Hiring of Vice President of Latin America

    Sales and Business Development Executive with 23 Years Retail Experience to Drive Retalix Growth in Latin America

Dallas, TX, September 13, 2004 - Retalix USA (NASDAQ: RTLX) announced today the appointment of Shaff Kassam as Vice President of Latin America. In this newly created position, Mr. Kassam will be responsible for developing the Latin American region for the entire Retalix product suite.

Retalix plans to develop relationships with key Latin American distributors and partners, and leverage its global resources to market the entire Retalix suite of retail solutions, accompanied by locally-based services and support. The Retalix solution suite includes the StoreLine grocery POS, fuel and inventory solution, the StorePoint convenience store POS, fuel and inventory solution, mobile applications, the Retalix PIM (product information management) solution, as well as the entire Retalix Supply Chain suite that includes warehouse management, invoice reconciliation, purchasing and order management, yard management and forecast optimization.

Shaff Kassam started his distinguished career in the UK in 1976. Previous experience includes 13 years of work experience in the Latin American retail market. Most recently, he was Director of Sales Latin America and Puerto Rico for TCI Solutions since 2001. Prior to that, Mr. Kassam played a pivotal role in developing the Mexican market for Fujitsu ICL and HP Mexico. Under his tenure, the ICL/HP partnership's market share expanded to 43% of the installed retail food POS market, with over $40 million in new business sales in less than five years.

"I am excited to bring the world-class suite of Retalix products to the Latin American market with its tremendous growth potential," said Shaff Kassam, Retalix VP of Latin America. "The extensive functionality of the Company's solutions, combined with their unique global adaptability, will benefit local retailers by helping them to set up and streamline efficient operations, increase margins and to reduce costs, therefore allowing them to stay ahead of the race in this highly competitive market."

"We view Latin America as a strategic part of our long-term growth plans and are pleased to have Shaff Kassam join our team," said Barry Shaked, CEO of Retalix Ltd. "His experience and market knowledge qualify him to lead the entrance of Retalix into the market and will ensure successful implementations of the Retalix world-class solutions to retailers in Latin America."

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events
                                      # # #

                                  EXHIBIT 10.3


Contact Information:
CCG Investor Relations                          Retalix Ltd.
15300 Ventura Boulevard, Suite 303              Barry Shaked, CEO
Sherman Oaks, CA 91403                          Danny Moshaioff, CFO
(818) 789-0100                                  Retalix Ltd.
Crocker Coulson, Partner                        (011) 972-9-776-6677
crocker.coulson@ccgir.com                       (760) 931-6940



FOR IMMEDIATE RELEASE

                Retalix Ltd. Announces Conference Call to Discuss
                           Third Quarter 2004 Results
                         And Reaffirms Previous Guidance


Ra'anana, Israel, October 4, 2004 - Retalix Ltd. (Nasdaq: RTLX) announced today that it will be holding a conference call to discuss results for the third quarter of FY 2004 on Thursday, November 11th, 2004, at 10:30 AM EST (7:30 AM PST and 17:30 Israeli Time). Participating in the call will be Retalix Ltd. CEO Barry Shaked and CFO Danny Moshaioff. Third quarter results will be released on Thursday, November 11th, 2004, at 5:00 AM EST (2:00 AM PST and 12:00 PM Israeli
Time).

Retalix reaffirmed its previous 2004 guidance, which included revenue growth of approximately 30% in 2004 in comparison to 2003 and a net income of $5.5 million. The Company also stated that it anticipates third quarter revenues to exceed $33 million, and that the integration of OMI International is proceeding according to plan.

The conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


                                      # # #

                                  EXHIBIT 10.4


Contact Information:

Retalix Ltd.                    CCG Investor Relations        GTECH Corporation
Barry Shaked, CEO               Sherman Oaks, CA 91403        Robert K. Vincent
(469)241-8400                   (818) 789-0100                Public Affairs
infousa@retalix.com             Crocker Coulson, Partner      (401) 392-7452
                                crocker.coulson@ccgir.com



For Immediate Release

           Retalix Ltd. to Introduce POS Interface with GTECH Lottery
                         Systems at the NACS Show 2004

         Demo To Ring In Collaboration Between Retail Software Solutions
                 Provider and Global Lottery Solutions Provider


Dallas, TX, and West Greenwich, RI - October 18, 2004 - Retalix USA, (NASDAQ:
RTLX) and GTECH Corporation (NYSE:GTK) announced today that they will jointly demonstrate the Retalix StorePoint POS interface with GTECH's Lottery Inside(TM) technology at the NACS show in Las Vegas from October 18 through 20, 2004.

The Retalix StorePoint suite, installed at thousands of convenience and petrol retailers world-wide, includes advanced integrated solutions for Point of Sale, Front Office, Back Office, Fuel sales, hand-held applications and chain-level management. As the GTECH new browser-based online lottery solutions can run on standard POS hardware - the new interface between StorePoint and GTECH allows the cashier to complete a versatile sales transaction which may include C-store items, fuel, and lottery, as one transaction, on a single POS device, thus simplifying sales processes, cutting down on time and space, and speeding up checkout.

"Retalix and GTECH are launching a business partnership which we consider highly beneficial to our customers. We are excited to be joining forces with GTECH - a renowned leader in domestic and international lottery systems. Online POS integration with lottery systems has become an important trend in the convenience store industry and the Retalix comprehensive StorePoint solution will now be able to offer C-store operators this option for increased convenience and speed as well as reduced hardware costs," said Barry Shaked, CEO of Retalix Ltd.

"Until recently, online lottery ticket sales required a dedicated lottery terminal at a retail location," said Chris Lyons, GTECH Vice President of Corporate Marketing.. "With the Lottery Inside technology, retailers can sell online lottery tickets through their existing in-store POS system. This is the first time a web-browser lottery application has been fully integrated into a clerk touch-screen application, with the support of Retalix's StorePoint ePOS software. Integrating lottery ticket sales into a single POS device will clearly benefit both retailers and lottery organizations around the world."

Lottery Inside is a browser-based software application that enables the sale of online lottery tickets through a retailer's existing in-store POS system and LAN/WAN networks. GTECH's Enterprise Series(TM) open systems architecture serves as the enabler of the Lottery Inside solution, and with the addition of a lottery-specific secure printer added to the LAN, Lottery Inside provides a low-cost, retail-friendly solution for selling online tickets. Lottery Inside also reduces the required POS counter space by replacing the need for two separate devices.

"For lottery organizations, Lottery Inside expands their distribution points, increases sales, and provides an opportunity to develop a new player base," continued Ms. Lyons. "For retailers, Lottery Inside expands lottery sales points within the store, resulting in fewer lines and minimal waiting for customers, and also provides for the integration of back-office reporting."

To see a demonstration of Retalix StorePoint POS solution with GTECH's Lottery Inside, visit the Retalix booth #5711 at the NACS Show.


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 33,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

About GTECH Corporation.
GTECH, a leading global information technology company with over $1 billion in revenues and more than 5,500 people in over 50 countries, provides software, networks, and professional services that power high-performance, transaction processing solutions. The Company's core market is the lottery industry, with a growing presence in commercial gaming technology and financial services transaction processing. For more information about the Company, please visit GTECH's website at http://www.gtech.com.

Certain statements contained in this press release are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. GTECH identifies forward looking statements by words such as "may," "will," "should," "could," "expect," "plan," "anticipate," "intend," "believe," "estimate," "continue," or similar words that refer to the future. Such statements include, without limitation, statements relating to the prospects and financial outlook for GTECH, which reflect management assumptions regarding: (i) the future prospects for and stability of the lottery industry and other businesses in which GTECH is engaged or expects to be engaged, (ii) the future operating and financial performance of GTECH (including, without limitation, expected future growth in revenues, profit margins and earnings per share), and (iii) the ability of GTECH to retain existing business and to obtain and retain new business. Such forward looking statements reflect GTECH management's assessment based on information currently available, but are not guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in the forward looking statements.

These risks and uncertainties include, but are not limited to, those set forth above, in GTECH's subsequent press releases and on reports by the Company on Forms 10-K, 10-Q and 8-K, and other reports and filings with the Securities and Exchange Commission, as well as risks and uncertainties respecting: (i) the potential impact of extensive and evolving government regulations upon GTECH's business; (ii) the ability of GTECH to continue to retain and extend its existing contracts and win new contracts; (iii) the possibility of slower than expected growth or declines in sales of lottery and gaming goods and services by GTECH or its customers; (iv) exposure to foreign currency fluctuations; (v) risks and uncertainties inherent in doing business in foreign jurisdictions;
(vi) the relatively large percentage of GTECH's revenues attributable to a relatively small number of its customers; (vii) the possibility of significant fluctuation of quarterly operating results; (viii) the intensity of competition in the lottery and gaming industries; (ix) the possibility of substantial penalties under and/or termination of GTECH's contracts; (x) the ability of GTECH to respond to technological change and to satisfy the future technological demands of its customers; (xi) opposition to expansion of lottery and gaming;
(xii) GTECH's ability to attract and retain key employees; and (xiii) the possibility of adverse determinations in pending legal proceedings.


                                      # # #

                                  EXHIBIT 10.5


Retalix Ltd.          CCG Investor Relations         Casey's General Stores
Barry Shaked, CEO     Sherman Oaks, CA 91403         William J. Walljasper, CFO
Retalix USA           (818) 789-0100                 Ankeny, IA
469-241-8400          Crocker Coulson, President     (515) 965-6100
infousa@retalix.com   crocker.coulson@ccgir.com      bwalljasper@caseys.com




FOR IMMEDIATE RELEASE


                 Casey's Convenience Store Chain selects Retalix
                 Mobile Store Applications for all 1,350 Stores

      Retalix Pocket Office (RPO) Selected for Ease of Use and Versatility

Dallas, TX, and Ankeny, IA, October 25, 2004 - Retalix Ltd. (NASDAQ: RTLX) and Casey's Convenience Stores Inc. (NASDAQ:CASY) announced today that Casey's General Stores has selected Retalix PocketOffice suite of mobile applications for a company-wide implementation, as an additional sub-system of the Retalix StorePoint solution suite already utilized by the Mid-Western convenience store giant. Casey's is currently in the midst of a chain-wide StorePoint rollout, already implemented in 700 of its sites, and intends to deploy RPO in all of its 1,350 stores.

Retalix Pocket Office (RPO) is a Microsoft WindowsCE-based suite of mobile applications, which comprises Ordering, Receiving, Stock Counting, Price Verification, Waste Management, and Wet Stock Receiving modules. Designed with an easy-to-use, intuitive graphical interface, and seamlessly integrated with existing StorePoint back office applications, RPO guides operators through performing many back-office operations without leaving their locations on the floor, thus enabling greater availability of the store staff to serve their customers better, and driving time and cost savings for the chain.

Casey's will roll out RPO utilizing Denso Hand-Held terminals. The Denso Hand Held is part of Denso's BHT-200 mobile computer series with an integrated barcode scanner, operating on an open WindowsCE.net operating system. Close collaboration of Retalix and Denso engineers resulted in the development of a custom-designed device, which offers superior reliability and durability.

"Our decision to implement RPO at all of our 1350 stores was not only the logical extension of our vigorous rollout of the Retalix StorePoint suite but the natural choice, based on the product's user-friendliness and its seamless integration with the existing StorePoint suite. In addition, the optimized workflow results in considerable time and cost savings and allows us to stay ahead of the game in a competitive market with continuously tightening margins," said Brad Heyer, Casey's Vice President - Information Systems.

"We are very pleased that Casey's has chosen to add RPO as another essential element in its chain-wide rollout of Retalix StorePoint suite. RPO is an application that elevates in-store mobile operations to a new level of efficiency, providing time and cost savings and improved customer service. Casey's focus is the continuous improvement of its retail operations, and Retalix is proud to deliver solutions that provide Casey's with the necessary functionality, architecture and flexibility to achieve these goals," said Barry Shaked, CEO of Retalix Ltd.

About Casey's General Stores
Founded in 1968, Casey's General Stores are self-distributing and have store locations in Iowa, Illinois, Missouri, Kansas, Nebraska, South Dakota, Minnesota, Wisconsin and Indiana. Casey's General Stores are headquartered in Ankeny, Iowa and employ over 13,000 people. For further information visit the company's website at www.caseys.com.

About Denso Corporation
DENSO Corporation is a leading supplier of automotive and electronic components. The Global 500 Company continues to leverage its core technologies and has diversified into other business areas to become an emerging leader in the ADC market (Automatic Data Capture). As a member of the TOYOTA group, DENSO is the worlds 3rd largest manufacturer of data collection hardware. Currently, it supplies over $250M in OEM technology to the industry and is well established in Europe and Asia, claiming nearly 70% market share in QR Code barcode readers and mobile computing technology.
For more information, please visit the company's website at www.denso-id.com

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's website at www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
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